Exhibit 99.1

Medigus: Prof. Nancy Agmon-Levin Joins Polyrizon’s Scientific Advisory Board

Prof. Agmon-Levin serves as the Head of the Clinical Immunology, Angioedema and Allergy Unit, Lupus and Autoimmune Diseases Clinic at Sheba Medical Center - Tel HaShomer, Israel

Tel Aviv, Israel -- March 3, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that Polyrizon Ltd., a privately held company in which Medigus owns 37.03%, has added Prof. Nancy Agmon-Levin, expert in immunology, allergy, internal medicine, to its scientific advisory board.

Prof. Agmon- Levin is the Head of the Clinical Immunology, Angioedema and Allergy Unit, Lupus and Autoimmune Diseases Clinic at Sheba Medical Center. Prof. Agmon-Levin graduated from the Hadassah Medical School of the Hebrew University of Jerusalem and completed a fellowship in Clinical Immunology at the German Cancer Research Center (DKFZ), Heidelberg, Germany.

Prof. Agmon- Levin’s major fields of interest include autoimmune diseases (lupus and antiphospholipid syndrome), immune system diseases (urticaria, angioedema, immune deficiencies and Granulomatous Disease), allergies in children and adults, and immunotherapy. Prof. Agmon-Levin is a co-author of numerous scientific articles.

Prof. Agmon-Levin joins a scientific advisory board that already includes distinguished professors in the fields of biomaterials, drug delivery systems and nasal administrated products. The current composition of Polyrizon’s scientific advisory board members include:

●	Prof. Smadar Cohen - Distinguished Professor and Director of the Regenerative Medicine and Stem Cell Research Center at Ben Gurion University of the Negev.

●	Prof. Avi Schroeder - Targeted drug delivery and personalized medicine technologies expert. An associate professor and a member of the Wolfson Faculty of Chemical Engineering at the Technion Institution, Israel.

●	Prof. Fabio Sonvico - Specializes in the development of intranasal and pulmonary routes and products. Associate professor at the pharmacy department of the University of Parma, Italy.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com